

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

Via E-mail
Mr. Ronald C. Foster
Vice President of Finance and Chief Financial Officer
Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

>   **Re: Micron Technology, Inc.**
>   **Form 10-K for the fiscal year ended August 29, 2013**
>   **Filed October 28, 2013**
>   **Form 10-Q for the quarterly period ended November 28, 2013**
>   **Filed January 7, 2014**
>   **File No. 001-10658**

Dear Mr. Foster:

　　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 29, 2013

Notes to Consolidated Financial Statements, page 58

Significant Accounting Policies, page 58

Inventories, page 59

1.   Please revise future filings to disclose the method by which amounts are removed from inventory (e.g., *average cost, first-in, first-out, last-in, first-out, estimated average cost per unit*) in accordance with Rule 5-02(6)(b) of Regulation S-X.

Variable Interest Entities, page 60

2. We note that you are not consolidating Inotera because you have determined that you do not have the power to direct the activities of Inotera that most significantly impact its economic performance. Additionally, we note from page 67 that on January 17, 2013 you entered into agreements with Nanya and Inotera to amend the joint venture relationship involving Inotera under which you are obligated to purchase for an initial period through January, 2016, substantially all of Inotera's output at a purchase price based on a discount from market prices for your comparable components. Considering that you are obligated to purchase substantially all of Inotera's output, please explain to us how you determined that you should continue to account for your investment in Inotera under the equity method, citing the applicable accounting literature you considered to reach your conclusion that the equity method of accounting is still appropriate for Inotera.

Acquisition of Elpida Memory, Inc., page 61

3. We note your disclosures that on July 31, 2013 you acquired Elpida Memory, Inc. and an additional 24% ownership interest in Rexchip Electronics Corporation for $949 million and that you recognized a $1,484 million gain on the acquisition during the fiscal year ended August 29, 2013. Additionally, we note that you believe the fair value exceeded the purchase price because of increases in working capital from improvements in market conditions in the DRAM industry between July 2, 2012 and July 31, 2013, when you completed the acquisition and that these conditions resulted in significant increases in U.S. dollar equivalent net assets of Elpida. Please explain to us in more detail how you determined the $1,484 million gain on acquisition, including how market conditions in the DRAM industry improved and quantify the impact of these improvements and the changes in the U.S. dollar equivalent net assets of Elpida.

Form 10-Q for the Quarterly Period Ended November 28, 2013

Financial Statements, page 1

Notes to Consolidated Financial Statements, page 5

Debt, page 12

4. We note that on November 12, 2013 you exchanged an aggregate principal amount of $440 million of 2027 Notes, 2031A Notes and 2031B Notes into 3.00% Convertible Senior Notes due 2043. In connection with the exchange transactions, you recognized a loss of $38 million based on the difference between the fair value and carrying value of the debt component of the Exchanged Notes. Please tell us whether this is considered a debt extinguishment and why you recorded the entire loss as of the date of the exchange. Refer to the guidance in Topic 470-50 of the FASB Accounting Standards Codification.

<u>Contingencies, page 17</u>

5.   We note that in December 2013 you settled all pending litigation between Micron and Rambus and that you entered into a 7-year term patent cross-license agreement. Additionally, you agreed to pay Rambus up to $10 million per quarter over 7 years, for a total of $280 million. As a result, other operating expense for the quarter ended November 28, 2013 included a $233 million charge to accrue a liability, which reflects the discounted value of amounts due under this arrangement. Please explain to us the facts and circumstances which resulted in the litigation being settled in December 2013 and why no amounts had previously been accrued for the Rambus litigation. Additionally, in Management's Discussion and Analysis in future filings, please disclose the actual and expected impact this settlement had and will have on your trends in legal and licensing expenses. Refer to Item 303(a)(3) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Jay Webb, Reviewing Accountant, at (202) 551-3603, if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief